Exhibit 4.48
Execution Version
Guarantee Request and Reimbursement Agreement
between
Converium AG, Zurich, Switzerland
(hereinafter referred to as the “Borrower”)
and
Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Germany
(hereinafter referred to as “Bank”)
Whereas:
A.	The Bank is prepared to provide financing to the Borrower by issuing guarantees, standby letters of credit and sureties “on first demand” in accordance with the terms of this Agreement.

B.	The total aggregate amount of all guarantees to be issued by the Bank under this Agreement shall not exceed USD 250,000,000 (in words: US dollars two-hundred and fifty million) or its equivalent at any time.
Now therefore, the Borrower and the Bank agree as follows:
1.	Definitions
In this Agreement the following terms shall have the following meaning:

“Agreement” means this Guarantee Request and Reimbursement Agreement.

“Availability Expiry Date” has the meaning given to such term in clause 2.3.

“Business Day” means a day on which banks are open for business in Munich, London and New York.

“Cash Cover Threshold” has the meaning given to such term in clause 10. (f).

“Cash Equivalent Collateral” means instruments, denominated in USD, EURO, CHF, GBP or YEN, that are short-term obligations of, or unconditionally guaranteed by, a government (or agency of such government having an equivalent rating) of an OECD country and are readily tradeable and rated AAA by Moody’s or S&P and qualifying as zero risk weighted assets under applicable liquidity principles, provided that the same provides for payment of both principal and interest (and not principal alone or interest alone), is not subject to any contingency regarding the payment of principal or interest and is not convertible or exchangeable to any other security.

“Change of Control Event” means the Borrower becomes the subsidiary of another company (other than Converium Holding AG or its current subsidiaries) or one or more person(s) acting either individually or in concert obtain(s) control of Converium Holding AG (meaning that such person(s) are able to direct the affairs and/or control the composition of Converium Holding AG’s board of directors or equivalent body); provided that no such event shall constitute an Event of Default hereunder if the Bank has notified the Borrower that such event shall not constitute an Event of Default hereunder; and provided further that no such event shall constitute an Event of Default hereunder until the date which falls one month after the occurrence of such event.

“Consolidated Tangible Net Worth” means at any time Converium Holding AG’s Total equity as determined from the line item so described under the heading Liabilities and equity in the consolidated financial statements of Converium Holding AG most recently delivered under clause 10 (c) and (d) of this Agreement, minus goodwill.

“Consolidated Total Borrowings” means, at any time Converium Holding AG’s Total debt as determined from the line item so described under the heading Liabilities and equity in the consolidated financial statements of Converium Holding AG most recently delivered under clause 10 (c) and (d) of this Agreement.

“Default Interest Rate” has the meaning given to such term in clause 6.3.

“Event of Default” means any of the events set out in clause 11.

“Evergreen Guarantee” means a guarantee which includes a provision which automatically extends the expiry date thereof for a specified period unless, within some period of time in advance of the then applicable expiry date thereof, the Bank gives notice to the beneficiary to the effect that such guarantee will not be so extended.

“Federal Funds Rate” means, in relation to any day, the rate per annum equal to:
(a)	the weighted average of the rates on overnight Federal funds transactions with members of the US Federal Reserve System arranged by Federal funds brokers, as published for that day (or, if that day is not a Business Day, for the immediately preceding Business Day) by the Federal Reserve Bank of New York; or

(b)	if a rate is not so published for any day which is a Business Day, the average of the quotations for that day on such transactions received by the Bank from three (3) Federal funds brokers of recognised standing selected by the Bank.

“Guarantee Request” shall mean a request of the Borrower to the Bank substantially in form of Annex 1 hereto to issue a guarantee.

“NAIC” means the National Association of Insurance Commissioners (or any successor person which assumes all or any part of its function).

“Non-Extension Date” means, with respect to any Evergreen Guarantee, the date set in the guarantee by which the Bank must give notice to the beneficiary thereof of the non-renewal of such Evergreen Guarantee in order to avoid the automatic extension of the expiry date thereof.

“Rating” means the Standard & Poors (S&P) financial strength rating of the Borrower.
2.	Guarantee Facility, Purpose
2.1	Subject to the terms and conditions of this Agreement and to the extent permitted by applicable laws, regulations and internal compliance policies, the Bank is prepared to issue on behalf of the Borrower guarantees or standby letters of credit and sureties “on first demand” (hereinafter all designated as “guarantees”, unless individually specified) in favour of third parties (“Beneficiaries”) denominated in USD, EURO, CHF, GBP or YEN (or any other freely convertible currency if agreed between the parties) up to a total aggregate principal amount of USD 250,000,000 (in words: US dollars two-hundred and fifty million) or, with regard to guarantees issued in other currencies than USD, its equivalent, at any time. If, at any time, the aggregate outstanding amount of guarantees issued under this Agreement exceeds such amount, then the Borrower shall upon demand of the Bank immediately provide full cash cover for the excess amount or shall achieve reduction of the Bank’s obligations accordingly.

Each guarantee will be issued by the Bank pursuant to a Guarantee Request of the Borrower which shall be substantially in the form of Annex 1 hereto.

2.2	This Guarantee Facility shall be used for the Borrower’s general corporate purposes and the purpose of issuing letters of credit in order to collateralise third party claims related to the global reinsurance underwriting business of the Borrower and its subsidiary Converium Rückversicherung (Deutschland) AG.

The Bank shall not be obliged to concern itself with the purpose for which a guarantee will be issued.

2.3	This Guarantee Facility is made available by the Bank until the date falling 364 days after the day of signing hereof (the “Availability Expiry Date”). No guarantee will be issued by the Bank after such date but the Agreement shall otherwise remain in full force and effect until expiration of all outstanding guarantees. Each guarantee issued hereunder shall be limited by an expiry date falling no later than 364 days after the date of the issuance of the guarantee.

3.	Issuance of Guarantees
3.1	A guarantee, subject to Sections 4 and 5 below and the other provisions and requirements of this Agreement, will only be issued by the Bank in response to a written request by the Borrower in the form of the Guarantee Request, which must be duly signed by the Borrower. The proposed date of issuance of the guarantee must be a Business Day within the term of this agreement and the Guarantee Request must be delivered at least two Business Days prior to the proposed date of issuance. The Borrower may also request the issuance of retroactive guarantees in accordance with law and industry practice. The Bank will issue the requested guarantee in the preagreed form annexed as Annex 2 hereto. Guarantee texts that are not in in accordance with this pre-agreed form are subject to approval of the Bank, as are beneficiaries which do not have their seat in either (i) an OECD member country or (ii) a country listed in Annex 3 hereto. The individual beneficiary and the chosen governing law (except for the choice of the laws of the countries listed in Annex 4 hereto which are pre-approved subject only to changes in circumstances in the future of which we will inform you without undue delay) are subject to these not violating laws, regulations or internal compliance policies.

3.2	In compliance with the instructions of the Borrower in the Guarantee Request, the Bank issues guarantees itself (“direct guarantee”) or instructs another bank (“Second Bank”) (which shall be a NAIC approved bank if so requested by the Borrower) under its counterliability (“counter-guarantee”) to issue or confirm the guarantee (“indirect guarantee”). If the Bank does not receive instructions from the Borrower, it may issue an indirect guarantee, provided this is deemed necessary under the circumstances in the interest of the Borrower.

3.3	A Guarantee Request may also be made by the Borrower by facsimile transmission, in which event the Bank shall have no liability for, and the Borrower accepts the full risk of, any error in transmission, lack of due authorisation by the Borrower, non receipt or otherwise. Such Guarantee Request shall be confirmed as soon as reasonably practicable by letter but so that the Bank shall be entitled to rely on such facsimile transmission and to act in accordance with the same notwithstanding the non receipt of any such confirmation or any discrepancy between the facsimile transmission and the confirming letter.

3.4	A guarantee shall have a face amount of at least the then current equivalent of USD 100,000 and in any case less than the then current equivalent of EURO 150,000,000. A maximum of 100 guarantees may be outstanding at any time.

3.5	Evergreen-Guarantees:

If as of the date twenty (20) days prior to the Non-Extension Date of any Evergreen Guarantee the Bank has not have received a written direction from the Borrower to not cause or permit such extension, the Bank shall nonetheless be permitted (but shall not be obligated) to allow such guarantee to automatically extend for up to 364 days and the Borrower hereby authorizes such extension. Notwithstanding the foregoing, if as a consequence of the automatic extension of any Evergreen Guarantee the expiry date thereof would be a date later than the date falling 364 days after the Availability Expiry Date, then on or prior to the Non-Extension Date with respect to such

Evergreen Guarantee the Bank shall give such notice as is necessary to prevent such automatic extension. In addition, upon the direction of the Borrower for any Evergreen Guarantee, the Bank shall give such notice as is necessary to prevent an automatic extension of the expiry date of such Evergreen Guarantee; provided, however, that in no event shall the Bank have liability to the Borrower for its failure to give such notice if written direction to give such notice is received by the Bank less than twenty (20) days prior to the Non-Extension Date for such Evergreen Guarantee.
4.	Conditions Precedent
4.1	A guarantee will be issued by the Bank subject to the condition precedent that the Bank has received all of the following in form and substance satisfactory to it:
(a)	certified copy of the Articles of Incorporation of the Borrower;

(b)	up-to-date certified extract of the Commercial Register of the Borrower of latest date evidencing that the signatories for the Borrower under this agreement are authorised to enter into this Agreement in the name of the Borrower;

(c)	original or certified copy of the resolution of the “Verwaltungsrat” of the Borrower authorising the execution and performance of this Agreement;

(d)	inhouse legal opinion of the Borrower in form and substance satisfactory to the Bank confirming that this Agreement has been validly entered into by the Borrower which has full power, capacity and authority to do so;

(e)	copies of the audited financial statements of the Borrower and the audited consolidated financial statements of Converium Holding AG, for their fiscal year 2005 and and the preliminary financial statements of each of the Borrower and Converium Holding AG for their fiscal year 2006 (to the extent available); and

(f)	specimen signatures of such agents of the Borrower as shall be authorised to sign this Agreement, a Guarantee Request and any notices required to be given by the Borrower pursuant to the provisions of this Guarantee Agreement.
4.2	Any obligation of the Bank to issue guarantees hereunder is subject to the further conditions precedent that as of the request date and the requested issuance date of the guarantee:
(a)	the representations and warranties set out in Section 9 are correct in all material respects;

(b)	no Event of Default (or any event which with the giving of notice or lapse of time might constitute an Event of Default) is continuing or would result from the proposed issuance; and

(c)	if the Rating of the Borrower is less than the applicable Cash Cover Threshold or the Borrower ceases to have a Rating: the Borrower has (in addition to fulfilling its obligations to collateralise already outstanding guarantees pursuant to clause 10 (f) below) provided cash collateral or Cash Equivalent Collateral in accordance with the requirements of clause 10 (f) below in respect of all guarantees which it requests to be issued.
5.	Conditions Governing Guarantees and Reimbursement Claims
5.1	A Guarantee Request of the Borrower and the Borrower’s obligation to reimburse and indemnify the Bank shall be subject to the following:
(a)	Guarantee account entries and remuneration/guarantee commission
Upon delivery, respectively, dispatch of the guarantee or the request to issue or confirm the guarantee the Bank is entitled to debit the Borrower’s guarantee account with the amount of the guarantee, with any fees owed in accordance with this Agreement or otherwise agreed between the parties and, for the duration of the Bank’s undertaking, the periodic guarantee commission owed in accordance with this Agreement.
(b)	Examination of documents
The Bank will examine with reasonable care, whether any demands for payment, statements and other documents to be presented under a guarantee appear on their face to be conform with the terms of the guarantee and consistent with each other. If documents are sent by means of authenticated teletransmission (e.g. tested telex or SWIFT), the Bank may treat them as originals.
(c)	Reimbursement
The Borrower will reimburse the Bank for all required disbursements and expenditures (which in particular includes the immediate reimbursement of payments made by the Bank under the terms of any guarantee and which for indirect guarantees also include all commission, all reasonable expenses and costs charged to the Bank by the Second Bank issuing the guarantee) resulting from the execution and performance of a Guarantee Request, including those resulting from judicial and extrajudicial proceedings and the enforcement or preservation of the Bank’s rights in Germany or abroad and further including all reasonable expenses and costs (legal and otherwise) incurred by the Bank in connection with the enforcement, preservation or assessment of its rights under guarantees which are subject to a law other than German law and/or a place of jurisdiction outside of Germany. This obligation to reimburse also covers disbursements and expenditures incurred after the debit entry of the guarantee amount in the Borrower’s guarantee account has been reversed, in particular to the extent that the obligation to pay under the guarantee is still in effect, or a judical decision for payment exists, which is enforceable in the country where it was passed.
(d)	Notification of Borrower
The Bank will, without undue delay (unverzüglich), notify the Borrower upon receiving a demand for payment under any guarantee complying with the terms of such guarantee.

The Bank will provide the Borrower at its request with the originals of the documents received by the Bank and complying with the terms of the guarantee, which are relevant for the Borrower, provided the Bank no longer needs them to safeguard its rights or to perform its obligations.
(e)	Payment under any Guarantee
The Bank will effect payment in accordance with the terms of the guarantee when it has received from the beneficiary/the Second Bank a demand for payment complying with the terms of the guarantee/counter-guarantee prior to the expiry of the guarantee/counter-guarantee. With respect to such demand for payment under guarantees, standby letters of credit and sureties “on first demand” the Bank can only take into consideration the defence of legal abuse (“Rechtsmißbrauch”), if the Borrower has put forward such defence to the Bank without delay in writing documented by conclusive evidence (“liquide Beweismittel”), or if it is obviously manifest that the preconditions of such defence have occurred, and in each case only to the extent permissible under the terms of the guarantee and the law applicable thereto.

In the case of other sureties, the Bank will consider all permissible objections of defences, which have been made credible to the Bank in writing within a reasonable period so that they may be forwarded to the Beneficiary.

The Borrower may send written statements to the Bank by fax, provided the original letter is sent immediately thereafter.
(f)	Cancellation (“Ausbuchung”) of entries in the guarantee account
Upon expiry of direct guarantees, which are not explicitly subject to foreign (i.e. non- German) law, the Bank will reverse the debit entries for these guarantees in the Borrower’s guarantee account and cease to charge guarantee commission, provided these guarantees expire, according to their terms, beyond doubt on a certain calendar date, or upon presentation of documents specified in the guarantee for the purpose of determining the expiry, and provided further that no demand for payment has been received by the Bank before the expiry of such guarantee.

With respect to all other direct guarantees, respectively, indirect guarantees the Bank will reverse the debit entries in the Borrower’s guarantee account and cease to charge guarantee commission, when the Beneficiary has either returned the original guarantee document to the Bank for cancellation, or released the Bank without reserve from its liability, respectively, when the Second Bank has released the Bank without reserve from its liability.

In case of a surety provided for a security in legal proceedings, unless the Beneficiary has returned the original guarantee document to the Bank for cancellation, evidence must be submitted to the Bank either regarding the Beneficiary’s consent to the Bank’s discharge from its liability, or of a final court order according to Section 109 subsection 2 of the German Code of Civil Procedure.

It is incumbent on the Borrower to provide for the relevant requirements for the reversal of the debit entry of the guarantee amount in the Borrower’s guarantee account.
(g)	Reduction
In case of reductions of a direct guarantee, the Bank will reverse the corresponding partial amount of the debit entry in the Borrower’s guarantee account and will take this into account when calculating the guarantee commission, provided either that the terms of the reduction clause in the guarantee have been complied with beyond doubt, or that the Bank has been partially released without reserve from its liability by the

Beneficiary. With respect to indirect guarantees, this provision applies accordingly to the extent the Bank has been partially released without reserve from its liability by the Second Bank. In the event of a demand for partial payment, the guarantee amount will be reduced by the amount paid by the Bank.
(h)	Uniform rules for demand guarantees
If a guarantee/counter-guarantee is, in accordance with the Borrower’s instructions, subject to the »Uniform Rules for Demand Guarantees« of the International Chamber of Commerce, Paris (ICC publication No. 458), these rules will apply additionally insofar as they are not inconsistent with the provisions of this Section 5.1.
Except as otherwise expressly stated in such guarantee/counter-guarantee, the Bank is entitled, if it has received a complying demand for extension or payment (»extend or pay«), to effect payment five calendar days after notification thereof to the Borrower, unless prior thereto the Bank has received instruction from the Borrower to extend the validity of the guarantee, and the Bank has accepted such instruction.
(h)	Standby letters of credit
Unless otherwise agreed, the Bank issues standby letters of credit subject to the »Uniform Customs and Practice for Documentary Credits« of the International Chamber of Commerce, Paris, which apply additionally insofar as they are not inconsistent with these guarantee conditions.
5.2	The Borrower also acknowledges the following important risk information:
The issuing of guarantees, standby letters of credit and sureties “on first demand”, hereinafter all designated as “guarantee(s)”, unless individually specified) entails special risks for the Borrower. The Bank is obliged to effect payment without delay on receipt of a demand for payment complying with the terms of the guarantee. After payment has been effected by the Bank, the Borrower can put forward any defences or objections arising from the contract underlying the guarantee (for example due to faulty or incorrect delivery, warranty claims) only directly against the Beneficiary. The Borrower therefore bears the risk of having to assert its restitution claims against the Beneficiary in recovery proceedings (risk of litigation) and having to realize them (enforcement/insolvency risk).
On receipt of a demand for payment, the Bank can only take into consideration the defence of abuse of rights (“Rechtsmißbrauch”), if the Borrower has put forward such defence to the Bank and — in the case of indirect guarantees — also to the Second Bank without delay in writing documented by conclusive evidence (“liquide Beweismittel”), or if it is obviously manifest that the preconditions of such defence have occurred and in each case only to the extent permissible under the terms of the guarantee and the law applicable thereto.
According to case law, the obligation to provide a guarantee “on first demand” included in the contract underlying the guarantee may be invalid, if it was agreed in general business conditions and not in a separate individual agreement between the contracting parties. The validity of such a contractual obligation to provide a guarantee “on first demand” cannot be determined by the Bank; instead, it is up to the Borrower to examine this aspect and to obtain professional legal advice, if necessary.

6.	Reimbursement, Interest

6.1	All amounts (other than the fees and guarantee commission as to which Section 12 shall apply) payable by the Borrower as a result of the execution and performance of a Guarantee Request (including as a result of any payments made by the Bank to a beneficiary under a guarantee) shall become due three Business Days after the Borrower has received from the Bank a payment notice with respect to such amounts.

6.2	All amounts paid by the Bank and remaining unpaid by the Borrower shall bear interest, payable on demand, for each day until paid at a rate per annum equal to (i) the sum of the Federal Funds Rate for such day plus 0.50% per annum if such day falls on or before the date the reimbursement or other payment obligation of the Borrower is due and (ii) the Default Interest Rate (as defined below) if such day falls after such due date. Such interest shall accrue from and including the date of the Bank’s payment to and including the date of payment.

6.3	In the event of a default by the Borrower in the payment of any amount due (except interest), the Borrower shall pay interest thereon from the date of the default to the date of actual payment (after as well as before judgement) accruing on a daily basis at an interest rate (the “Default Interest Rate”) of 2 % p.a. above the Federal Funds Rate (or in the case of default in payments due in any other currency than USD, the relevant overnight interest rate quoted to the Bank in the London Interbank Market at or about 11 a.m. London time) for amounts corresponding to the amount in default, such rate to be determined day by day by the Bank conclusively and binding upon the Borrower.

6.4	If the Borrower fails to pay any amount of interest, the Borrower shall pay to the Bank liquidated damages for all amounts of interest overdue calculated at the same rate and for the same period as stipulated in clauses 6.2 and 6.3 above. The Borrower shall be free to prove that no damage has arisen, or the damage has not arisen in the asserted amount. The right of the Bank to claim further damages shall remain unaffected.

6.5	Without prejudice to the foregoing the Borrower shall indemnify the Bank against any expenses or losses which the Bank may sustain or incur as a consequence of the default by the Borrower in payment of any principal amount or interest thereon or any other amount payable hereunder (including all costs incurred by the Bank in respect to the preservation or enforcement of its rights hereunder) except to the extent caused by the gross negligence or willful misconduct of the Bank.

7.	Payments, Currency

7.1	All payments to be made by the Borrower hereunder on account of principal, interest or otherwise shall be made to the credit of an account opened in the name of the Borrower with the Bank, without set off or any counterclaim and free and clear of and exempt from, and without deduction from or on account of, any present or future taxes, levies, imposts, duties, deductions, withholdings, or other charges of whatever nature, imposed, levied, selected, withheld or assessed by or within Germany, Switzerland or any other jurisdiction. If the Borrower is compelled by any applicable law or treaty to deduct any such taxes or make any such other deductions, the

Borrower shall pay such additional amounts as may be necessary in order that the payments after such deductions shall equal the amount which would have been required to be paid hereunder in the absence of all such deductions.
7.2	Any payments falling due on a day which is not a Business Day shall be made on the next Business Day and any interest shall accrue and be payable up to that day.

7.3	Payments insufficient to cover due payment obligations under this Agreement will be applied in the following order:
•	any amounts due which are not interest and principal;

•	interest; and

•	principal.
7.4	Where the Bank has been requested to issue a guarantee in a currency other than USD, the Bank shall on the day on which the guarantee is issued determine the USD equivalent thereof at the Bank’s spot rate of exchange and shall debit the Borrower’s guarantee account accordingly. Where a beneficiary has demanded payment under a guarantee in a currency other than USD, the Bank shall, as of the date on which it effects payment, determine the USD equivalent of its payment at its spot rate of exchange and the reimbursement obligation of the Borrower shall be owed in USD acccordingly. Any other currency conversions (e.g. in determining the available facility amount from time time) shall also be calculated by the Bank at its spot rate of exchange on the relevant date.

8.	Increased Costs
If any applicable treaty, law or regulation or any change, therein or in the interpretation thereof shall subject the Bank to any tax or other charge, which affects the cost to the Bank of making or maintaining the Facility or shall change the basis of taxation of payments to the Bank (except for changes in the rate of tax on the overall net income of the Bank) or shall impose, modify or deem applicable any reserve or deposit requirement against assets held by, or deposits with or for the account of, or advances or facilities by the Bank or there shall occur any other condition or event in the relevant Interbank Market or otherwise with respect to this Agreement or the Facility, and the result of any of the foregoing is to increase the cost to the Bank of making or maintaining the Facility or to reduce the amount of principal, interest or other payments, received or receivable by the Bank hereunder, then the Borrower shall pay to the Bank on demand all additional amounts which will indemnify the Bank for such increased cost or reduction applicable to succeeding renewals. In the event that there shall occur any such event, the Bank shall promptly notify the Borrower in writing of such event and its nature, and shall specify to the Borrower the increased costs.
For the avoidance of doubt, any increased cost incurred by the Bank resulting from the discussion paper produced by the Basle Committee on Banking Supervision in January 2001, or any subsequent paper or accord produced by the Basle Committee on Banking Supervision, or the corresponding EU directive, will be recoverable by the Bank under this Section 8, to the extent such increased cost results from compliance with any modification of or accord, directive, guideline, recommendation, transitions rule relating thereto, or any implementation thereof or of the EU directive, made after the date of this Agreement.
9.	Representations and Warranties
In consideration of the Bank entering into this Agreement and making and maintaining the Facility provided for hereunder, the Borrower represents and warrants to the Bank that:
(a)	the Borrower is a stock corporation duly organised, validly existing and in good standing order under the laws of Switzerland;

(b)	the Borrower has the authority to enter into and perform this Agreement to make Guarantee Requests hereunder and to perform its obligations under this Agreement and in this regards all necessary decisions and resolutions of the Borrower and its shareholders have been taken;

(c)	this Agreement constitutes the legal and binding obligations of the Borrower enforceable in accordance with its respective terms;

(d)	the choice of laws of the Federal Republic of Germany constitutes a valid choice of laws under the laws of Switzerland and a judgement of a German court would be enforceable in Switzerland;

(e)	the entry into and the execution and performance of this Agreement does not conflict with the constitutional documents of the Borrower and does not violate any law, directive, order, decree, arbitral award, judgement or any agreement to which the Borrower is a party;

(f)	the payment obligations of the Borrower under this Agreement rank and will rank at least pari passu with all other unsecured obligations of the Borrower;

(g)	no event has occurred which constitutes or will constitute a default under or in respect of this or any other agreement, undertaking, or instrument to which the Borrower is a party;

(h)	there has been no material adverse change in the Borrower’s financial position since the date of the latest audited or unaudited financial statements;

(i)	all necessary approvals, consents or authorisations, filings or registrations required or advisable in connection with the entry into, performance, validity and enforceability of this Agreement and the transactions contemplated hereby have been obtained and are in full force and effect;

(j)	the financial information delivered by the Borrower is complete and correct and convey a complete and correct picture of the financial position of the Borrower as at that date. The financial statements were prepared in accordance with all applicable accounting and auditing principles, and these principles were applied in the same form and manner as in previous years, unless otherwise stated in the financial statements; and

(k)	that, for purposes of Section 8 of the German money laundering act (Geldwäschegesetz), it transacts the business contemplated in this Agreement for its own account.
10.	Undertakings
The Borrower undertakes towards the Bank from the date of execution and delivery of this Agreement and so long as any amount payable hereunder is outstanding:
Information:
(a)	to promptly inform the Bank of the occurrence of any event which is or may become an Event of Default (whether with the giving of notice passing of time or the making of any determination) and of all material events, which might negatively affect the ability of the Borrower to fulfil its obligations under or in connection with this Agreement;

(b)	to promptly inform the Bank (i) of any change in its Rating and (ii) of any change in its fiscal year;

(c)	to furnish to the Bank as soon as available, but not later than 6 months after the close of each financial year of the Borrower and Converium Holding AG respectively, the audited financial statements of the Borrower and Converium Holding AG respectively, prepared in accordance with generally accepted accounting principles consistently applied;

(d)	to furnish to the Bank as soon as available, but not later than 60 days after the end of a financial quarter, the quarterly financial statements of Converium Holding AG;

(e)	upon request, to provide to the Bank such additional financial or other information or documentation as the Bank may from time to time reasonably request (including but not limited to information required by regulatory provisions such as sections 13 and 18 of the German Banking Act and documents or evidence required by applicable “know your customer” checks);
 Other:
(f)	cash collateralisation: if at any time and as long as the Rating of the Borrower is less than BBB+ (the “Cash Cover Threshold”, until the Rating increases to A- from which point onwards the Rating of A- shall be the “Cash Cover Threshold”) or the Borrower ceases to have a Rating, the Borrower shall within five Business Days of the relevant change in the Rating provide cash collateral (on a blocked, pledged account held with the Bank) in the currencies in which each relevant outstanding guarantee is denominated in an amount equal to 110% of the amounts for which the Bank is under a payment obligation under each outstanding guarantee.

Instead of cash collateral, the borrower may provide Cash Equivalent Collateral in the currencies in which each relevant outstanding guarantee is denominated, the aggregate fair market value of which must equal 110% of the amounts for which the Bank is under a payment obligation under each outstanding guarantee.

So long as the Borrower remains under the obligation to provide or uphold such collateralisation (by way of cash collateral or Cash Equivalent Collateral) it shall ensure that such collateralisation at all times equals the levels set out above. Any such cash or Cash Equivalent Collateral shall be released as soon as reasonably practicable once the Borrower’s Rating is equal to or above the applicable Cash Cover Threshold. For the avoidance of doubt, the benefits (i.e. interest) arising from the cash or Cash Equivalent Collateral shall itself also serve as collateral but shall otherwise ultimately accrue for the account of the Borrower.
11.	Events of Default
Upon the occurrence of any of the following events:
(a)	failure by the Borrower to pay when due any amount payable as a result from the execution and performance of a Guarantee Request or any other amount payable under or in connection with this Agreement, when the same becomes due (unless caused by administrative or technical error and paid within 5 Business Days of its due date); or

(b)	failure by the Borrower to fulfill any obligation under this Agreement to provide cash collateral or Cash Equivalent Collateral, as and when the same becomes due; or

(c)	any representation or warranty made by the Borrower in or in connection with this Agreement or any certificate or statement delivered proves to be incorrect or untrue in any material respect at the time such representation or warranty was made, or (as the case may be) any certificate or statement was dated; or

(d)	failure by the Borrower to fulfil (i) any undertaking or other obligation or provision under this Agreement (except for the non-payment Event of Default described above in item (a) and the collateralisation Event of Default described above in item (b)) and this failure, if capable of remedy, is not remedied within ten days of the earlier of the Bank giving notice to the Borrower or the Borrower becoming otherwise aware of its failure to comply or (ii) any payment obligation not related to this Agreement when such payment obligation becomes due provided it exceeds the amount or equivalent of USD 100,000,000; or

(e)	filing of any involuntary petition against the Borrower in bankruptcy or any involuntary petition seeking reorganisation, an arrangement, readjustment of the Borrower’s debts or of any other relief under any insolvency act or law, now or hereafter existing, or the involuntary appointment of an insolvency administrator, a receiver or trustee of the Borrower for all or a substantial part of its property or the issuance of a warrant or attachment against any substantial part of the property of the Borrower; or overindebtedness (asset value less than liabilities), inability to pay its debts when due or any other applicable insolvency event occurs or any insolvency filing is made with respect to such events; or

(f)	deterioration of the financial status of the Borrower or the occurrence of an extraordinary situation or a material adverse change in the business, assets or financial or other condition of the Borrower, which give reasonable grounds to conclude that such situation, change or circumstances will imperil, delay or preclude the purpose and performance of this Agreement; or

(g)	the Consolidated Total Borrowings of Converium Holding AG at any time exceed 35 per cent. of Converium Holding AG’s Consolidated Tangible Net Worth; or Converium Holding AG’s Consolidated Tangible Net Worth no longer exceeds USD 1,237,500,000 at any time; or

(h)	the rights or remedies of the Bank under this Agreement or the effectiveness or ranking of any security granted or purporting to be granted in connection with this Agreement are no longer in full force and effect; or

(i)	it is or becomes unlawful for the Borrower to perform any of its obligations under this Agreement; any obligation of the Borrower under this Agreement (or any security granted in respect thereof) is not or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Bank under this Agreement; or the Borrower rescinds or purports to rescind or repudiates or purports to repudiate this Agreement (or any security granted in respect thereof); or

(j)	a Change of Control Event occurs;
then, and in any such event, the Bank’s obligation to make or maintain this Facility shall, upon notice to the Borrower thereof, immediately terminate and the Borrower shall provide full cash collateral in matching currencies on a blocked, pledged account held with the Bank (excluding for the avoidance of doubt any Cash Equivalent Collateral or other non-cash collateral unless the Bank expressly agrees thereto) for any guarantee issued by the Bank except to the extent the Bank is immediately and permanently released from its obligations thereunder by the beneficiary.
The Borrower shall indemnify the Bank against the actual loss or expenses, as conclusively certified to it by the Bank, which the Bank may incur as a consequence of an Event of Default.

12.	Fees, Costs and Expenses

12.1	The Borrower shall pay to the Bank an up-front fee of 0.20% calculated on the aggregate principal amount of the Facility which shall be payable within seven days of the date of signing of this Agreement.

12.2	As long as the payment undertaking of the Bank under a guarantee remains in force (and including guarantees which have been collateralised and including with respect to periods subject to retroactive effectiveness of any guarantee), the Borrower shall pay to the Bank upon first demand a guarantee commission at the rate of 0.70% p.a. on the amount outstanding under such guarantee, which, in case of and for the duration of an upgrading of the Rating of the Borrower to at least A-, will be reduced to 0.50% p.a., beginning with the next full month falling after such upgrading of the Rating. The guarantee commission shall be payable by the Borrower on a monthly basis for the number of days elapsed on the last Business Day of each month.

12.3	The Borrower shall reimburse the Bank for all costs and expenses incurred by the Bank in connection with the performance and enforcement of this Agreement and the preservation of its rights hereunder, including (but not limited to) value added taxes and the reasonable fees and expenses of legal advisors of the Bank, except to the extent caused by the gross negligence or willful misconduct of the Bank.

12.4	If the Bank receives an amount in respect of the Borrower’s liability under this Agreement or if that liability is converted into a claim, proof, judgement or order in a currency other than the currency (the “Contractual Currencies”) in which the amount is expressed or permitted to be payable under this Agreement:
(a)	the Borrower shall indemnify the Bank as an independent obligation against any loss or liability arising out of or as a result of the conversion;

(b)	if the amount received by the Bank, when converted into the Contractual Currency at the exchange rate determined by the Bank, is less than the amount owed in the Contractual Currency, the borrower shall forthwith on demand pay to the Bank an amount in the contractual currency equal to the deficit; and

(c)	the Borrower shall pay to the Bank on demand any taxes and reasonable exchange costs payable in connection with any such conversion.
12.5	The Borrower waives any right it may have in any jurisdiction to pay any amount under this Agreement in a currency other than that in which it is expressed to be payable.
13.	Assignment
This Agreement and the rights and obligations hereunder shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assignees. The Borrower may not assign or transfer, however, any of its rights, duties or obligations hereunder without the Bank’s prior written consent. The Bank may at its own cost, in accordance with standard banking practices, grant sub-participations with respect to all or any parts of its rights, claims and/or obligations under this Agreement to members of the European Central Bank System, banks, financial service providers, financial institutions, insurance companies, institutional investors, funds, pension funds, public pension schemes and similar institutions and may make dispositions with respect to such rights, claims and/or obligations. In particular, the Bank shall be entitled to assign, pledge or transfer in whole or in part any claims for amounts outstanding under this Agreement including collateral provided therefor, if any, to any of the aforementioned institutions. The Bank may take any such measures in particular for the purpose of risk diversification, equity capital optimisation and refinancing. The Borrower herewith releases the Bank from its confidentiality obligation to the extent necessary for taking the measures described above. References to the Bank under this Agreement shall be construed to be references to such institution as if it were an original party hereto.
14.	No Waiver
No failure to exercise nor any delay in exercising on our part any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any right provided by law.
15.	Communications
The correspondence between the parties shall be submitted to the relevant party at the contact details set out below and shall be in the English language. Documents and evidences in connection with this Agreement have to be submitted, if not in the original English language, together with a certified English translation.
16.	General Legal Provisions

16.1	This Agreement and each Guarantee Request made hereunder shall be governed by and construed in accordance with the laws of Germany. Place of jurisdiction shall be Munich. The Bank shall be entitled, however, to assert any legal action against the Borrower also before any other court of competent jurisdiction.

16.2	Should any of the provisions of this Agreement be or become invalid in whole or in part, the other provisions shall remain in force. The invalid provision shall, according to the intent and purpose of this Agreement, be deemed to be re-placed by such valid provision, which in its economic effect comes as close as legally possible to that of the invalid provision. The same shall apply in cases of a gap (“Regelungslücke”).

16.3	Changes to this Agreement (including with regard to this clause) must be made in writing by all parties thereto.

16.4	The Annexes form an integral part of this Agreement.
***

Zurich, ___ August 2006

Signature:

Name, title:

Signature:

Name, title:

for Converium AG General Guisan-Quai 26 8022 Zurich Switzerland

Att.: Richard Rabl
Corporate Treasurer
Tel.: +41 44 639 96 61
Fax: +41 44 639 76 61

Munich, ___ August 2006

Signature:

Name, title:

Signature:

Name, title:

for Bayerische Hypo- und Vereinsbank AG Am Tucherpark 16 80538 München Germany

Att.: Adrian Indlekofer (Managing
Director, Institutional Clients Group)
Tel.: +49-89-378 14374
Fax: +49-89-378 33 14374

Annex 1
Guarantee Request
To: Bayerische Hypo-und Vereinsbank AG
Guarantee Request and Reimbursement Agreement
between
Bayerische Hypo-und Vereinsbank AG and Converium AG
dated [          ] (the “Agreement”)
— Guarantee Request —

Name and Address of Principal			hereby requests

the Borrower — (Converium AG) address			Bayerische Hypo-und Vereinsbank Aktiengesellschaft

—“Principal” —
—“Bank” —

to issue a guarantee in the _________ language and in accordance with the specifications set forth below for and on behalf of the Principal

The guarantee is to be issued:

☐ for the own account of the Principal within the meaning of Section 8 German Money Laundering Act

☐ for the account of the following third party: ________________________________________________

Beneficiary (Name and Address):

Currency	Guarantee Amount	Interest

		☐ incl. interest	☐ plus interest at a rate of ___% p.a.

Guarantee Amount in Words:

Validity Period:
☐ effective date ________ ☐ expiry date __________ ☐ unlimited duration _______			Note: The guarantee is of unlimited duration if the Principle fails to stipulate an expiry date or if the law governing this guarantee does not permit limitation of the validity period.

Type of Guarantee and Details of Underlying Transaction:

The Guarantee shall secure the [payment] obligations of [insert name] to [insert name of beneficiary] pursuant to the _________ Agreement dated [ ] in the amount of [ ]. The Guarantee shall be issued by the Bank in favour of insert name of beneficiary [ ].

Issuing Bank

☐ Bank in favour of Beneficiary (direct guarantee)

☐ Second bank in the Beneficiary’s country (indirect guarantee)
☐ The following second bank (indirect guarantee): _______________________

Text of Guarantee:

☐ see attached	☐ in the form of Annex ______ to the Facility Agreement		Note: Texts which do not comply with the form annexed to the Facility Agreement are subject to the Bank’s approval.

Transmission by

☐ letter by courier	☐ SWIFT / Telex

Delivery or mailing of Guarantee to:

☐ Principal ☐ Beneficiary or second bank		☐ Principal’s Representative/Agent abroad (Name and Address)

Special Instructions (e.g. advising of a direct guarantee, deadline, copies to _____ ):

Important Acknowledgement by the Principal:
We acknowledge and request that this request for the issuance of a guarantee shall be subject to the terms and conditions of the Facility Agreement. Due to such conditions and the application of foreign law in individual cases, guarantees involve special risks (outlined in particular in Sections 5.1 and 5.2 of the Facility Agreement).

Person to Contact at Principal (name, telephone number):

Conditions Precedent:
We confirm that:
(a) the representations and warranties set out in Section 9 of the Agreement are correct in all material respects;
(b)  no event of default set out in Section 11 of the Agreement (or any event which with the giving of notice or lapse of time might constitute  an event of default) is continuing or would result from the proposed issuance; and

(c) the S&P financial strength rating of the Converium AG is not less than the applicable “Cash Cover Threshold” (as defined in the Agreement).

Place		Date	Legally binding signature(s) and stamp of Principal

Annex 2
Approved Form of Guarantee / Letter of Credit
Bayerische Hypo- und Vereinsbank AG [acting through its New York Branch]
Attention: [          ]

FOR INTERNAL IDENTIFICATION PURPOSES ONLY

Date: Our No. Issuing Bank No.

Irrevocable Letter of
Credit	Accountholder
Reinsurer

Issuing Bank
Beneficiary (Reinsured) Amount
Expiry
State of Domicile

Irrevocable		Issue
Letter of Credit No.		Date:

To Beneficiary:	(Name)
(Address)
We have established this unconditional, clean and irrevocable Letter of Credit in your favor as beneficiary for drawings up to U.S. $                     effective immediately. This Letter of Credit is payable at our office at [Address], Attn: Standby Letter of Credit Unit or such other office as we may advise from time to time and expires with our close of business on                                         . Except when the amount of this Letter of Credit is increased, this Letter of Credit cannot be modified or revoked without your consent.
We hereby undertake to promptly honor your sight draft(s) drawn on us, indicating our Letter of Credit No.                     , for all or any part of this Letter of Credit upon presentation of your draft drawn on us at our offices on or before the expiration date hereof or any automatically extended date of expiration.
The term “Beneficiary” includes any successor by operation of law of the named Beneficiary including, without limitation, any liquidator, receiver, conservator, or supervisor.
It is a condition of this Letter of Credit that it is deemed to be automatically extended without amendment for one (1) year from the initial stated expiry date hereof, or any future expiration date, unless at least thirty (30) days prior to any expiration date we notify you that we elect not to consider this Letter of Credit extended for any such additional period.
Such notice shall be deemed given upon our mailing a written notice to such effect to you at your address specified above by registered mail or overnight courier service.

Except as expressly stated herein, this undertaking is not subject to any agreement, condition, or qualification. The obligation of [Name of Issuer] under this Letter of Credit is the individual obligation of [Name of Issuer], and is in no way contingent upon reimbursement with respect thereto.
This Letter of Credit is subject to and governed by the Laws of [the U.S. state of domicile of the Beneficiary] [the state of [New York]] and the 1993 Revision of the Uniform Customs and Practice for Documentary Credits of the International Chamber of Commerce (Publication 500) and, in the event of any conflict the laws of [the U.S. state of domicile of the Beneficiary] [the state of [New York]] shall control. If this Letter of Credit expires during an interruption of business as described in Article 17 of said Publication 500, we hereby specifically agree to effect payment if this Letter of Credit is drawn against within thirty (30) days after the resumption of business.

Authorized Name (typed)

Signature

Annex 3
List of Approved Countries of Beneficiaries
Chile
China
Hong Kong
Israel
India
Malaysia
Puero Rico
Singapore

Annex 4
List of Currently Approved Governing Laws
France
Austria
Australia
Belgium
Canada
Czech Republic
Denmark
Spain
Greece
Hong Kong
Ireland
Israel
Italy
Japan
Malyasia
Netherlands
Singapore